MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
 FOR THE THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2008
May 27, 2008

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three and six month periods ended March 31, 2008 of Eiger Technology, Inc. (“Eiger” or “the Company”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts are expressed in Canadian dollars.

FORWARD-LOOKING INFORMATION

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Eiger considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

COMPANY OVERVIEW

Eiger was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario.  Eiger holds two categories of investments; 1) Gaming, and 2) Telecommunications. Racino Royale, Inc. (“Racino”), Baymount Inc. (“Baymount”) and Trackpower, Inc. (“Trackpower”) are the gaming investments. Newlook Industries Corp. (“Newlook”) and its subsidiaries comprise the telecommunications investments. During fiscal 2007 and 2008, the Company reduced it’s investment in Newlook.

Racino is a public entity trading on the NASD OTCBB under the symbol “RCNR”. Newlook is listed on the TSX Venture Exchange under the symbol “NLI”. Eiger is a public company listed as symbol “GAME” on the Canadian Trading and Quotation system (the “CNQ”) and as “ETIFF” on the NASD OTCBB.

Eiger’s head office is located at 144 Front Street, Suite 700, Toronto, Ontario and has four staff. As of March 31, 2008, there were 42,302,049 common shares outstanding.

The Company holds an ownership position in Racino that is less than 50% and accounts for the investment using the equity method.

The Company’s business objective is to realize substantial amounts on the divestiture of certain investments and use the proceeds for investment purposes. Management’s strategy is to grow the business through acquisition. Strategic leadership of the Company will be provided by the Company’s Chief Executive Officer, John G. Simmonds. Mr. Simmonds has extensive business experience in sourcing, reorganizing and operating businesses in various operating segments.

Racino

Racino’s business objective is to invest in horseracing and gaming development opportunities in Canada and South America. Racino holds rights to horseracing opportunities in Western Canada and has acquired InterAmerican Gaming Corp. which is involved in South American gaming opportunities.

Baymount

Baymount is seeking and developing opportunities within the Canadian horseracing industry. Its philosophy is to create entertainment destinations for consumers while providing investors an opportunity to participate in the growth of Canadian gaming at racetracks.

Baymount has an agreement with the Belleville Agricultural Society to build a facility to relocate Quinte Exhibition and Raceway in Belleville, Ontario.

Trackpower

Trackpower recently obtained an exclusive license from Bettor Solutions Inc. (“BSI”), a third party, to operate the Video Distribution Service in Latin American. Pursuant to the license, Trackpower and BSI agreed to share the net profit from the video distribution and wager processing on a 50/50 basis.

Newlook

The operations of Newlook have been categorized as discontinued operations. Newlook’s business objective is to make investments in wireless communications opportunities in Canada.

SELECTED ANNUAL INFORMATION

Summarized selected consolidated financial information with respect to the Company for the three month period ended March 31, 2008 and 2007 is as follows:

	2008	2007

Revenues	$114,475	$-
Earnings from continuing operations	5,260,826	930,000
Earnings from discontinued operations	2,155	74,000
Net earnings	5,262,981	1,004,000

Earnings per share from continuing operations	0.124	0.024
Earnings per share from discontinued operations	0.000	0.002
Net earnings per share	0.124	0.026

Total assets	3,674,451	4,091,000
Total liabilities	1,862,368	3,726,000
Shareholders’ deficit	1,812,083	365,000

RESULTS OF OPERATIONS

For the Three Month Period Ended March 31, 2008 Compared to 2007

Continuing Operations

The Company recorded net income from continuing operations of $5,260,826 during the three month period ended March 31, 2008 compared to $1,004,000 during the comparative period in the prior year. The reason for the substantial increase in earnings arises from a $4,885,200 adjustment to the fair value of a derivative financial instrument.

Revenues of continuing operations during the three month period ended March 31, 2008 was $114,475 and $nil during the comparative period in the prior year. The Company earns management fees, interest income and other ancillary returns from investees.

General and administrative expenses were $261,587 during the three month period ended March 31, 2008 up from $207,000 during the three month period ended March 31, 2007. General and administrative expenses during the three month period ended March 31, 2008 included management fees to executive management of $117,000, wages and benefits of $30,107, consulting fees of $45,500, investor relations costs  of $23,297 and miscellaneous expenses of $46,183.

Amortization of property and equipment totaled $2,606 in current reporting period and $3,000 in the prior period.

The Company recorded other income items totaling $5,410,544 during the three month period ended March 31, 2008 compared to $1,214,000 in 2007.

Included in the current years other income was a $4,885,200 gain representing an adjustment to a derivative financial instrument for Newlook. During the current quarter the Company cancelled options it had previously granted to investors. The options provided the holder the ability to acquire the Company’s investment in Newlook. The Company agreed to pay a $0.30 cancellation fee on 4,178,000 options and retired 3,702,000 options by selling 3,702,000 Newlook common shares outright to the former option holders. As a result of these proactive steps the Company adjusted the fair value of the derivative financial instrument to nil.

The Company also recorded a $597,992 gain during the three month period ended March 31, 2008, on the disposal of 5,672,000 Newlook common shares. The Company recorded a $72,648 loss as its share of Racino losses.

The Company’s share of Newlook earnings, during the three month period ended March 31, 2008, has been classified in discontinued operations.

Earnings per share from continuing operations during the three month period ended March 31, 2008 were $0.124 compared to earnings per share of $0.026 in the previous period.

Discontinued Operations

As described earlier in this report, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results. Racino is still regarded as a component of continuing operations.

The Company recorded $2,155 as its share of Newlook earnings during the three month period ended March 31, 2008.

For the Six Month Period Ended March 31, 2008 Compared to 2007

Continuing Operations

The Company recorded net income from continuing operations of $3,668,532 during the six month period ended March 31, 2008 compared to $834,000 during the comparative period in the prior year. The reason for the substantial increase in earnings arises from a $3,404,460 adjustment to the fair value of a derivative financial instrument.

Revenues of continuing operations during the six month period ended March 31, 2008 was $151,341 and $nil during the comparative period in the prior year. The Company earns management fees, interest income and other ancillary returns from investees.

General and administrative expenses were $466,238 during the six month period ended March 31, 2008 up from $400,000 during the six month period ended March 31, 2007. General and administrative expenses during the six month period ended March 31, 2008 included management fees to executive management of $220,500, wages and benefits of $62,608, consulting fees of $60,500, investor relations costs  of $26,297 and miscellaneous expenses of $96,333.

Amortization of property and equipment totaled $5,212 in current reporting period and $6,000 in the prior reporting period.

The Company recorded other income items totaling $3,988,641 during the six month period ended March 31, 2008 compared to $1,214,000 in 2007.

Included in the current years other income was a $3,404,460 gain representing an adjustment to a derivative financial instrument. During the current period the Company cancelled options it had previously granted to investors. The options provided the holder the ability to acquire the Company’s investment in Newlook. The Company agreed to pay a $0.30 cancellation fee on 4,178,000 options and retired 3,702,000 options by selling 3,702,000 Newlook common shares outright to the former option holders. As a result of these proactive steps the Company adjusted the fair value of the derivative financial instrument to nil.

The Company also recorded a $656,829 gain during the six month period ended March 31, 2008, on the disposal of 5,672,000 Newlook common shares and 2,620,000 Racino common shares. The Company recorded a $72,648 loss as its share of Racino losses.

The Company’s share of Newlook earnings, during the six month period ended March 31, 2008, has been classified in discontinued operations.
Earnings per share from continuing operations during the six month period ended March 31, 2008 were $0.086 compared to earnings per share of $0.021 in the previous period.

Discontinued Operations

As described earlier in this report, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results. Racino is still regarded as a component of continuing operations.

The Company recorded $7,397 as its share of Newlook earnings during the six month period ended March 31, 2008.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial data of the Company for its last eight quarters as reported in the particular period:

				Amended	Amended
Quarter	Q2	Q1 [2]	Q4	Q3	Q2	Q1	Q4	[1]	Q3 [1]
Fiscal Yr.	2008	2008	2007	2007	2007	2007	2006		2006

Revenue	114,475	36,866	-	-	-	-	629,000		1,082,000

Earnings (loss) before unusual items	(149,718)	(170,000)	737,000	(1,045,000)	(210,000)	(197,000)	851,000		(439,000)

Net earnings (loss)	5,262,981	(1,587,000)	1,142,000	(3,832,000)	1,004,000	(170,000)	851,000		(439,000)

EPS before unusual items	(0.006)	(0.005)	0.029	(0.025)	(0.005)	(0.004)	0.01		(0.01)

Net earnings per share	0.124	(0.037)	0.022	(0.09)	0.026	(0.004)	0.01		(0.01)

1 Not restated for Newlook and Racino changes in accounting treatment.
2 Re-class for Merchant Banking revenues.

Operating results for 2007 and 2006 were affected by the decision to regard part of the Company’s results as discontinued operations and also due to the change in accounting from consolidation accounting to equity accounting for the Company’s investment in Newlook and Racino.

In January 2008, the Company amended Q2 and Q3 filings based on changes required under CICA Handbook Section 3855 Financial Instruments.

LIQUIDITY

The liquidity of the Company improved in the second quarter of fiscal 2008, primarily due to the repayment of substantial amounts due from a related party.

The most significant near cash assets of the Company are amounts due from Newlook (and its subsidiaries), Racino, Lumonall and Function Mobile. The Company is owed $1,215,507 from Newlook (including its subsidiaries Wireless Age and Onlinetel), $483,984 from Racino (and its subsidiaries and investees), $404,000 from Lumonall and $45,000 from Function Mobile. The Company’s ability to generate cash for investment purposes is primarily reliant on Newlook, Racino and Lumonall’s ability to continue to repay these balances.

The most significant investment assets of the Company are Racino and Newlook. Racino is a gaming venture the Company hopes to develop and realize substantial gains on and Newlook is a legacy investment that the Company will strategically dispose of over the medium term.

The Company also made a $125,370 strategic investment in Baymount Incorporated (Baymount).  Baymount is developing a horseracing and gaming venture in Belleville, Ontario.

Total liabilities were $1,862,368 at March 31, 2008 and $5,732,931 at September 30, 2007. The decrease is primarily attributable to an adjustment in the fair value of a derivative financial instrument, pursuant to the provisions of CICA Handbook Section 3855, of $3,404,460. The derivative financial instrument was a liability that was cancelled in the current quarter that represented the fair value of options granted to third parties to acquire Newlook shares held by Eiger.

Accounts payable and accrued charges decreased from $367,397 at September 30, 2007 to $344,744 at March 31, 2008. The decrease is the result of normal business fluctuations. At March 31, 2008, the Company recorded liabilities of discontinued operations of $250,000 representing unpaid severance/retirement obligations to the Company’s former CEO.

The Company’s consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $896,445 and an accumulated deficit of $43,751,876 at March 31, 2008. The Company's ability to continue as a going concern is dependent upon the Company's ability to collect amounts owed, raise additional capital, realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuance and proceeds received from the divestiture of it’s investments will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

CAPITAL RESOURCES

The Company plans to complete an equity financing during fiscal 2008 to generate cash proceeds for investing. The Company continues to dispose of Newlook common shares for cash and collect substantial amounts from related parties. The Company had cash balances of zero at March 31, 2008.

Management is confident that given the rising value of its telecommunications investments and the appropriate timing of the disposal thereof, will provide sufficient capital resources to make additional investments. The Company has also made loans to various ventures that should provide above average returns and ownership opportunities.

Warrants outstanding, if fully exercised will generate cash proceeds of $4,462,500.

Management intends on raising additional funds to develop the Company’s business through equity financings and the collection of amounts owed from related parties.

However, none of potential sources for capital are certain and management although confident of the potential, cannot assure shareholders and interested parties that they will in fact be able to finance the Company going forward.

OFF-BALANCE SHEET ARRANGEMENTS

Eiger had no off-balance sheet arrangements as at March 31, 2008.

TRANSACTIONS WITH RELATED PARTIES

All transactions within the corporate group listed in note 16 of the consolidated financial statements, are in the normal course of business and are recorded at the carrying value. Management fees charged by officers, corporations owned by officers and related party corporations providing management services to the Company, during the current quarter totaled $117,000.

PROPOSED TRANSACTIONS

The Company is holding an annual and special shareholders meeting on May 28, 2008, to seek approval for a change in name to GameCorp Inc. and a one for ten share consolidation. Additionally, the Company plans to proceed with an equity private placement in order to generate additional investment capital. Management intends to circulate details of the private placement after the shareholders meeting.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which are consistent in all material respects with accounting principles generally accepted in the United States of America. The critical accounting policies followed by the Company are as follows:

Fair Value of Financial Instruments

During fiscal 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company’s investment in Newlook Industries Corp. exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007 September 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010. The Company valued the options collectively at $1,024,000 at issuance.

During the current quarter the Company cancelled all outstanding options by; 1) agreeing to pay a cancellation fee of $0.30 per option on 4,178,000 options, and 2) selling 3,702,000 shares to former optionees.

The Company recognized a $4,885,200 gain during the quarter ended March 31, 2008 representing changes in fair value during this period.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On October 1, 2006, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges and related amendments to Handbook Section 3251, Equity. The Company adopted the three standards and amendments prospectively.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company did not have transactions or events that would have been recorded in OCI or Accumulated Other Comprehensive Income in these audited consolidated financial statements.

Financial Instruments – Recognition and Measurement

Section 3855, establishes standards for recognizing and measuring financial assets, financial liabilities and non financial derivatives, including the presentation of any resulting gains and losses.

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables and other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value with gains and losses recognized in net income.

Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in OCI.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost.

The classifications above do not apply to investments where the Company has significant influence that are accounted for using the equity method.

Derivative instruments must be recorded on the balance sheet at fair value. Changes in fair value are required to be recognized in net income.

Impact upon adoption of CICA Handbook Sections 1530, 3855 and 3865

During fiscal 2007, the Company issued a derivative instrument for which it has ascribed a fair value and any changes in the fair value will be charged to income in the period of change.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates.  Eiger does not hedge its foreign currency as it deals almost exclusively in the domestic currency.

OTHER MD&A REQUIREMENTS

Annual Information Form

Additional information relating to the Company, including the Company’s Annual Information Return, may be found on SEDAR at www.sedar.com.

Disclosure of Outstanding Share Data

As at March 31, 2008, the Company had authorized 100,000,000 Common Shares without par value and had issued 42,302,049 Common Shares. If all options and warrants were exercised the number of Common Shares outstanding would be 55,703,049

OUTLOOK

The Company is well positioned with its gaming and telecommunications investments to generate superior returns for shareholders. Management believes that prudent gaming investments will generate substantial gains. However, the gaming investments are capital intensive and will require incremental financing to ensure success. The Company plans to dispose of certain legacy telecommunications investments over the medium term. The Company also contemplates raising funds through debt and/or equity instruments to fund the initial development of the gaming ventures.

The Company’s management is participating closely in the development of the gaming ventures and will be compensated for services provided. The Company’s business model for investment or merchant banking will serve as platform to develop and grow other types of invests in the future.